U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM F-X

                  APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                AND UNDERTAKING

A.   Name of issuer or person filing ("Filer"):

                          ACE AVIATION HOLDINGS INC.

B.   (1)  This is:

     [X]  an original filing for the Filer.

     [ ]  an amended filing for the Filer.

     (2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) [ ]

C.   Identify the filing in conjunction with which this Form is being filed:

     Name of registrant:                ACE AVIATION HOLDINGS INC.

     Form type:                         Registration Statement on Form F-10

     File Number (if known):            333-126194

     Filed by:                          ACE AVIATION HOLDINGS INC.

     Date Filed:                        June 28, 2005
     (if filed concurrently,            (concurrent herewith)
     so indicate)

D.   The Filer is incorporated or organized under the laws of:

                                    Canada

     and has its principal place of business at:

                      5100 de Maisonneuve Boulevard West
                               Montreal, Quebec
                                Canada H4A 3T2
                                (514) 422-5000

E.   The Filer designates and appoints:

                             CT Corporation System
                               111 Eighth Avenue
                           New York, New York 10011
                                (212) 894-8940

as the agent ("the Agent") of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

         (a) Any investigation or administrative proceeding conducted by the Commission; and

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         (b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on form F-10 on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the U.S. Securities Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change of the Agent's name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.

         The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montreal, Quebec, Canada on June 28, 2005.


                                        ACE AVIATION HOLDINGS INC.


                                        By:  /S/ ROBERT A. MILTON
                                             ------------------------------
                                             Robert A. Milton
                                             Chairman, President and Chief
                                             Executive Officer


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


         This statement has been signed by the following person in the capacity indicated on June 28, 2005.


                                            CT CORPORATION SYSTEM
                                            Agent for Service


                                            By:  /s/ HILLARY ENGLAND
                                                 -----------------------------
                                                 Name:  Hillary England
                                                 Title: Assistant Secretary






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